EXHIBIT 99.1

Endeavour Silver Provides Q2 Construction Update on the Terronera Project as Activity Ramps Up

VANCOUVER, British Columbia, July 20, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to provide a construction update for its Terronera Project in Jalisco state, Mexico. The photo gallery presentation which accompanies this news release can be found here or on the Company website at Terronera Project Progress Photos. All references to dollars ($) in this news release are to United States dollars.

“The seasoned construction team that we have assembled has been meeting the challenges and we continue making good progress,” commented Don Gray, Chief Operating Officer. “Our advanced planning is now paying off with timely equipment deliveries and disciplined field execution that’s keeping the project on schedule and within budget. We expect to award the mill construction contract in Q4, which will kick off the next major construction phase. Meeting key project milestones is important to both Terronera’ s success and to achieving Endeavour’s industry-leading, silver dominant transformational growth.”

Construction and Development Highlights

Early works have continued since the first quarter of 2022, with more than $70 million of the budget spent to date. Overall construction progress is 30% complete. Project commitments total $144 million and are tracking in-line with the optimized plan (see news release dated April 18, 2023). As of June 30, 2023, site works and activities have included:

  Safety – Ongoing safety training for new hires includes classroom and field training covering topics such as gas monitoring, fire suppression, and incident identification and reporting. Management continues to integrate the Company’s workplace “Te Cuido” safety culture philosophy into the development and construction phase of the project.
  Engineering – Detail mill and surface facilities engineering is over 70% complete. Focus has been on completing the concrete design to allow field work to begin. Engineering was finalized to request proposals for the mill construction contract, which includes structural steel, mechanical, piping, electrical and instrumentation.
  Access road construction – Improvements to over seven kilometres of the community road used for access between the camp and mill site and mine portals are substantially complete. Remaining work includes widening a few road sections to facilitate oversized loads that will be delivered to site. The project’s focus on early road improvements have greatly facilitated construction ramp up, especially prior to the rainy season.
  Permanent camp – Progress is approximately 90% complete for the camp facilities, which will accommodate 550 personnel. Fully operational facilities include the dining, laundry, clinic, and training areas. Nearly all dormitory units have been installed; several final living units remain pending.
  Mine development – Nearly 600 metres of underground development has been completed in Portal 2 and Portal 4 access declines, which are being driven in parallel to concurrently advance the ventilation circuit. Advance rates have steadily increased as development personnel are added, and efficiencies improve. Preparations are currently underway to commence Portal 1 ramp development, which will be collared at the mill site for ore haulage and lower orebody access.
  Plant site preparation – Mill site earthworks have been completed with over 280,000m3 of material moved to date. Excavations were completed for the coarse ore reclaim tunnel and grinding areas, and rebar installation has begun.
  Procurement - Deliveries are advancing on schedule with shipments arriving at the Company's warehouse and lay down yard in Puerto Vallarta. Major equipment deliveries in Q2 include jaw and pebble crushers, vibrating screens, flotation cells, and the concentrate bagging system.
  Board of Directors’ Special Committee – A Board committee, consisting of three independent directors, chaired by Ken Pickering, was formed to provide oversight for timely construction and mine development as the project advances.
  Onsite personnel – The Workforce has increased to 83 employees and 390 contractor workers. Recruitment activities have been focused on key personnel for construction management and mine development. Onboarding and training programs continue to be developed for personnel hiring, including those required to self-perform mine development and for operational readiness.
  Community relations – The Q2 focus areas were partnerships with local schools to fund education campaigns and cultural celebrations. The Company also installed a telephone transmission antenna in Santiago de los Pinos and work is continuing on road signage as traffic increases.

Project Timeline and Next Steps

The Company remains focused on advancing the Terronera Project to initial production. Upcoming major milestones include:

  Advancing mill area concrete work including the coarse ore reclaim tunnel and grinding areas; as well as commencing work for other areas such as crushing and flotation.
  Awarding the mill construction contract to begin mobilization for Q4 2023 construction.
  Receiving major mill component deliveries in Q3 including the SAG mill, hydrocyclone separator, thickener components and apron feeders.
  Advancing development for Portal 1 decline.
  Advancing Portal 2 and Portal 4 development for initial ore access in Q1 2024.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including anticipated Project progress and timeline and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of Societe Generale’s and ING Bank N.V.’s due diligence requirements in connection with the Terronera Project financing; the final terms of the financing and the Company’s ability to successfully drawdown funds thereunder; the ongoing effects of inflation and supply chain issues on Project economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to successfully secure a debt facility, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.